UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

CalciMedica, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38942Q202

(CUSIP Number)
January 23, 2024

(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38942Q202	13G	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSONS Aisling Capital V, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,042,228 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,042,228 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,042,228 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (2)(3)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents (i) 521,114 shares of Common Stock of the Issuer; and (ii) presently exercisable warrants to purchase up to 521,114 shares of the Common Stock of the Issuer beneficially owned by the Reporting Person.

(2)	The warrants are subject to a beneficial ownership limitation of 4.99%, and the percentage set forth in row (11) constitutes the percentage ownership of all of the Common Stock of the Issuer held by the Reporting Person without reflecting for the exercise of the warrants. However, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock of the Issuer that would be issuable upon the exercise of all such warrants and do not give effect to such beneficial ownership limitation. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such beneficial ownership limitation, is less than the number of securities reported in rows (6), (8) and (9).

(3)	This percentage is calculated based upon 10,257,077 shares of Common Stock of the Issuer outstanding as of the close of business on January 23, 2024, (i) after giving effect to the initial closing of the transaction contemplated by the Securities Purchase Agreement dated as of January 19, 2024 among the Issuer and the purchasers identified on the signature pages thereto; and (ii) without reflecting for the exercise of the warrants held by the Reporting Person.

CUSIP No. 38942Q202	13G	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSONS Aisling Capital Partners V, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,042,228 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,042,228 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,042,228 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (2)(3)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents (i) 521,114 shares of Common Stock of the Issuer; and (ii) presently exercisable warrants to purchase up to 521,114 shares of the Common Stock of the Issuer beneficially owned by the Reporting Person.

(2)	The warrants are subject to a beneficial ownership limitation of 4.99%, and the percentage set forth in row (11) constitutes the percentage ownership of all of the Common Stock of the Issuer held by the Reporting Person without reflecting for the exercise of the warrants. However, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock of the Issuer that would be issuable upon the exercise of all such warrants and do not give effect to such beneficial ownership limitation. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such beneficial ownership limitation, is less than the number of securities reported in rows (6), (8) and (9).

(3)	This percentage is calculated based upon 10,257,077 shares of Common Stock of the Issuer outstanding as of the close of business on January 23, 2024, (i) after giving effect to the initial closing of the transaction contemplated by the Securities Purchase Agreement dated as of January 19, 2024 among the Issuer and the purchasers identified on the signature pages thereto; and (ii) without reflecting for the exercise of the warrants held by the Reporting Person.

CUSIP No. 38942Q202	13G	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSONS Aisling Capital Partners V LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,042,228 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,042,228 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,042,228 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (2)(3)
12.	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 521,114 shares of Common Stock of the Issuer; and (ii) presently exercisable warrants to purchase up to 521,114 shares of the Common Stock of the Issuer beneficially owned by the Reporting Person.

(2)	The warrants are subject to a beneficial ownership limitation of 4.99%, and the percentage set forth in row (11) constitutes the percentage ownership of all of the Common Stock of the Issuer held by the Reporting Person without reflecting for the exercise of the Warrants. However, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock of the Issuer that would be issuable upon the exercise of all such warrants and do not give effect to such beneficial ownership limitation. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such beneficial ownership limitation, is less than the number of securities reported in rows (6), (8) and (9).

(3)	This percentage is calculated based upon 10,257,077 shares of Common Stock of the Issuer outstanding as of the close of business on January 23, 2024, (i) after giving effect to the initial closing of the transaction contemplated by the Securities Purchase Agreement dated as of January 19, 2024 among the Issuer and the purchasers identified on the signature pages thereto; and (ii) without reflecting for the exercise of the warrants held by the Reporting Person.

CUSIP No. 38942Q202	13G	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSONS Dr. Andrew Schiff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,042,228 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,042,228 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,042,228 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (2)(3)
12.	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 521,114 shares of Common Stock of the Issuer; and (ii) presently exercisable warrants to purchase up to 521,114 shares of the Common Stock of the Issuer beneficially owned by the Reporting Person.

(2)	The warrants are subject to a beneficial ownership limitation of 4.99%, and the percentage set forth in row (11) constitutes the percentage ownership of all of the Common Stock of the Issuer held by the Reporting Person without reflecting for the exercise of the warrants. However, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock of the Issuer that would be issuable upon the exercise of all such warrants and do not give effect to such beneficial ownership limitation. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such beneficial ownership limitation, is less than the number of securities reported in rows (6), (8) and (9).

(3)	This percentage is calculated based upon 10,257,077 shares of Common Stock of the Issuer outstanding as of the close of business on January 23, 2024, (i) after giving effect to the initial closing of the transaction contemplated by the Securities Purchase Agreement dated as of January 19, 2024 among the Issuer and the purchasers identified on the signature pages thereto; and (ii) without reflecting for the exercise of the warrants held by the Reporting Person.

CUSIP No. 38942Q202	13G	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSONS Steve Elms
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,042,228 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,042,228 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,042,228 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (2)(3)
12.	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 521,114 shares of Common Stock of the Issuer; and (ii) presently exercisable warrants to purchase up to 521,114 shares of the Common Stock of the Issuer beneficially owned by the Reporting Person.

(2)	The warrants are subject to a beneficial ownership limitation of 4.99%, and the percentage set forth in row (11) constitutes the percentage ownership of all of the Common Stock of the Issuer held by the Reporting Person without reflecting for the exercise of the Warrants. However, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock of the Issuer that would be issuable upon the exercise of all such warrants and do not give effect to such beneficial ownership limitation. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such beneficial ownership limitation, is less than the number of securities reported in rows (6), (8) and (9).

(3)	This percentage is calculated based upon 10,257,077 shares of Common Stock of the Issuer outstanding as of the close of business on January 23, 2024, (i) after giving effect to the initial closing of the transaction contemplated by the Securities Purchase Agreement dated as of January 19, 2024 among the Issuer and the purchasers identified on the signature pages thereto; and (ii) without reflecting for the exercise of the warrants held by the Reporting Person.

CUSIP No. 38942Q202	13G	Page 7 of 11 Pages

Item 1(a).	Name of Issuer:

CalciMedica, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

505 Coast Boulevard South, Suite 307 La Jolla, California 92037.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)       Aisling Capital V, LP;

(ii)      Aisling Capital Partners V, LP;

(iii)     Aisling Capital Partners V LLC;

(iv)      Dr. Andrew Schiff; and

(v)       Steve Elms.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows: C/O Aisling Capital Management LP 489 Fifth Avenue, 10th Floor New York, New York 10017

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

38942Q202

CUSIP No. 38942Q202	13G	Page 8 of 11 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.

Ownership:

(a) Amount beneficially owned: See responses to Item 9 on each cover page.

(b) Percent of class: See responses to Item 11 on each cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

The securities are held directly by Aisling Capital V, LP (“Aisling V”) and held indirectly by Aisling Capital Partners V, LP (“Aisling GP V”), as general partner of Aisling V, Aisling Capital Partners V LLC (“Aisling Partners V”), as general partner of Aisling GP V, and each of the individual managing members of Aisling Partners V. The individual managing members (collectively, the “Managers”) of Aisling Partners V are Dr. Andrew Schiff and Steve Elms. Aisling GP V, Aisling Partners V and the Managers share voting and dispositive power over the shares directly held by Aisling V. Each of Aisling GP V, Aisling Partners V and the Managers may be deemed to be the beneficial owner of the securities listed above only to the extent of its pecuniary interest therein. The above information shall not be deemed an admission that any of Aisling GP V, Aisling Partners V or any of the Managers is the beneficial owner of any securities reported herein. The shares of Common Stock of the Issuer issuable upon exercise of the presently exercisable warrants to purchase up to 521,114 shares of the Common Stock of the Issuer held by Aisling V are subject to a Beneficial Ownership Limitation of 4.99%.

CUSIP No. 38942Q202	13G	Page 9 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 38942Q202	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2024

AISLING CAPITAL V, LP

By:	Aisling Capital Partners V, LP, its General Partner
By:	Aisling Capital Partners V LLC, its General Partner

By:	/s/ Andrew Schiff
Name:	Andrew Schiff
Title:	Managing Member

AISLING CAPITAL PARTNERS V, LP

By:	Aisling Capital Partners V LLC, its General Partner

By:	/s/ Andrew Schiff
Name:	Andrew Schiff
Title:	Managing Partner

AISLING CAPITAL PARTNERS V LLC

By:	/s/ Andrew Schiff
Name:	Andrew Schiff
Title:	Managing Member

/s/ Andrew Schiff
ANDREW SCHIFF

/s/ Steve Elms
STEVE ELMS

CUSIP No. 38942Q202	13G	Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 1, 2024

AISLING CAPITAL V, LP

By:	Aisling Capital Partners V, LP, its General Partner
By:	Aisling Capital Partners V LLC, its General Partner

By:	/s/ Andrew Schiff
Name:	Andrew Schiff
Title:	Managing Member

AISLING CAPITAL PARTNERS V, LP
By:	Aisling Capital Partners V LLC, its General Partner

By:	/s/ Andrew Schiff
Name:	Andrew Schiff
Title:	Managing Partner

AISLING CAPITAL PARTNERS V LLC

By:	/s/ Andrew Schiff
Name:	Andrew Schiff
Title:	Managing Member

/s/ Andrew Schiff
ANDREW SCHIFF

/s/ Steve Elms
STEVE ELMS